Exhibit (a)(1)(B)

News Release

FOR IMMEDIATE RELEASE:	FOR MORE INFORMATION CONTACT:
July 28, 2011	CenturyLink: Kristina Waugh 318.340.5627 kristina.r.waugh@centurylink.com
Savvis: Justin Lopinot 314.628.7053 justin.lopinot@savvis.com

SAVVIS ANNOUNCES MANDATORY OFFER TO PURCHASE $3.1 MILLION OF

OUTSTANDING 3% CONVERTIBLE SENIOR NOTES DUE MAY 15, 2012

Town & Country, Missouri — July 28, 2011 — SAVVIS, Inc. (“Savvis”), a wholly owned subsidiary of CenturyLink, Inc. (NYSE: CTL) (“CenturyLink”), announced today that it has commenced a tender offer (the “Tender Offer”) to repurchase any and all of the outstanding $3.1 million aggregate principal amount of its 3% Convertible Senior Notes due May 15, 2012 (the “Notes”) at par plus accrued and unpaid interest, upon the terms and subject to the conditions of the Tender Offer. The Tender Offer is required by the terms of the indenture governing the Notes in connection with the closing of the acquisition of Savvis by CenturyLink on July 15, 2011. The terms and conditions of the Tender Offer are described in a Notice of Change in Control and Offer to Purchase (the “Offer to Purchase”) distributed to holders of the Notes.

Tenders of the Notes must be made prior to 5:00 p.m., New York City time, on August 26, 2011. Tenders of the Notes may be withdrawn prior to that time by complying with the procedure specified in the Offer to Purchase.

The trustee, paying agent and conversion agent for the Tender Offer is The Bank of New York Mellon (the “Trustee”). None of Savvis, CenturyLink, their respective boards of directors or the Trustee is making any recommendation to noteholders as to whether or not to tender their Notes in the Tender Offer.

The Offer to Purchase will be sent shortly to noteholders of record and will be made available for distribution to beneficial owners of the Notes. For questions and information, please call the Trustee at (212) 815-5788.

This press release does not constitute an offer to buy or the solicitation of an offer to sell the notes. The Tender Offer is being made only pursuant to the Offer to Purchase and related materials that Savvis will distribute to holders of the Notes. On July 28, 2011, Savvis filed its “Schedule TO” and Offer to Purchase with the U.S. Securities and Exchange Commission (the “SEC”). Noteholders and investors should read carefully the Offer to Purchase and related materials prior to making any decision with respect to the Tender Offer because these documents contain important information, including the various terms of, and conditions to, the Tender Offer. Noteholders and investors may obtain a free copy of the Tender Offer statement on “Schedule TO,” the Offer to Purchase and other documents that Savvis has filed with the SEC at the SEC’s website, www.sec.gov, or by contacting the Trustee at (212) 815-5788.

About CenturyLink

CenturyLink is the third largest telecommunications company in the United States. The company provides broadband, voice and wireless services to consumers and businesses across the country and advanced entertainment services under the CenturyLinkTM PrismTM TV and DIRECTV brands. In addition, the company provides data, voice and managed services to business, government and wholesale customers in local, national and select international markets through its high-quality advanced fiber optic network and multiple data centers. CenturyLink also is recognized as a leader in the network services market by key technology industry analyst firms, and is a global leader in cloud infrastructure and hosted IT solutions for enterprises through Savvis, a CenturyLink company. CenturyLink’s customers range from Fortune 500 companies in some of the country’s largest cities to families living in rural America. Headquartered in Monroe, La., CenturyLink is an S&P 500 company and is included among the Fortune 500 list of America’s largest corporations. For more information, visit www.centurylink.com.

About Savvis

Savvis, a CenturyLink company, is a global leader in cloud infrastructure and hosted IT solutions for enterprises. Nearly 2,500 unique clients, including more than 30 of the top 100 companies in the Fortune 500, use Savvis to reduce capital expense, improve service levels and harness the latest advances in cloud computing. For more information, visit www.savvis.com or www.centurylink.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities laws. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements are only predictions and are not guarantees of performance. These statements are based on beliefs and assumptions of management, which in turn are based on currently available information. The forward-looking statements also involve risks and uncertainties, which could cause actual results to differ materially from those contained in any forward-looking statement. Many of these factors are beyond our ability to control or predict. Important factors that could cause actual results to differ materially from those contained in any forward-looking statement include, but are not limited to, the risk factors disclosed in CenturyLink’s Annual Report on Form 10-K for the year ended December 31, 2010, as added or revised by CenturyLink’s subsequent Quarterly Reports on Form 10-Q, under the caption “Risk Factors.” We believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of these in light of new information or future events.

Notwithstanding anything in this release, the safe harbor protections of the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with a tender offer.

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